Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Mara L. Ransom, Assistant Director Jennifer Lopez, Staff Attorney-Advisor

Re:	Bill the Butcher, Inc. Form 10-K for the Fiscal Year Ended August 31, 2012 Filed December 20, 2012 File No. 000-52439

Ladies and Gentlemen:

We are submitting this letter on behalf of Bill the Butcher, Inc. (the “Company” or “Bill the Butcher”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated February 08, 2013 relating to the Company’s Registration Statement on Form 10-K  filed with the Commission on February 1, 2012 (the “Registration Statement”) and Amendment No. 1 to the Registration Statement filed with the Commission on December 14, 2012. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Securities and Exchange Commission
February 8, 2013

Item 1. Business, page 2

1.
We note your disclosure on page 8 indicating that you have a limited number of third-party suppliers. For future filings, please disclose the names of your principal suppliers. Refer to Item 101(h)(4)(v) of Regulation S-K.

In response to the Staff’s comment, the principal suppliers for Bill the Butcher are Northwest Earth and Ocean, Quilceda Distributing and Dungeness Valley Creamery

2.
We note your disclosure indicating the number of total employees. For future filings, please indicate if these are full time employees, and if not, disclose the total number of full time employees. Refer to Item 101(h)(4)(xii) of Regulation S-K.

In response to the Staff’s comment, the Company has advised it had 16 full-time employees at the time of publishing.

3.
In addition to the signature of the Registrant, please separately provide the signature of the principal executive officer, principal financial officer, principal accounting officer and a majority of the board of directors or persons performing similar functions. Refer to General Instruction D(2)(a) of Form 10-K.

The Company advised that J’Amy Owens is the sole director, principal or executive officer with Bill the Butcher, Inc.

Exhibits Page 2

4.	We note that the name of the officer in the introductory paragraph of Section 906 certification differs from the name of the officer signing the certification. Please revise.

The inclusion of Alex Li,was incorrect and invalid.  J’Amy Owens is the sole director, principal or executive officer with Bill the Butcher, Inc.

5.
Please review your exhibit index and file, as appropriate, all exhibits required under Item 601 of Regulation S-K. For example, please file any material contracts that fit within the scope of Item 601(b)(10)(ii)(D) of Regulation S-K or advise us why you are not required to do so. In this regard, we note that Bill the Butcher has entered into material lease agreements.

In response to the Staff’s comment, the Company there were no material lease agreements entered in to for this reporting period.

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 453-4418 or, in her absence, Alan E. Brown at (206) 818-7299.

Sincerely,

 /s/ J’Amy Owens

J’Amy Owens, CEO Bill the Butcher